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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SUCCESSORIES, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)
864591102
(CUSIP Number)
October 31, 2001

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    /x/      Rule 13d-1(c)

    / /      Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

Page 1 of 5 Pages

CUSIP NO. 864591102	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Harvey L. Miller, not individually but solely as trustee of the Harvey L. Miller Trust Dated January 21, 1983

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP*	(b)	/ /

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORIGIN
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
489,897

		6	SHARED VOTING POWER
0

		7	SOLE DISPOSITIVE VOTING POWER
489,897

		8	SHARED DISPOSITIVE VOTING POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
489,897

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
/ /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
5.1%

12	TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 864591102	Page 3 of 5

Item 1.

(a)	Name of Issuer:
Successories, Inc.

(b)	Address of Issuer's Principal Executive Offices:
2520 Diehl Road, Aurora, Illinois 60504

Item 2.

(a)	Name of Person Filing:
Harvey L. Miller, not individually but solely as trustee of the Harvey L. Miller Trust Dated January 21, 1983

(b)	Address of Principal Business Office or, if none, Residence:
475 Half Day Road, Suite 100, Lincolnshire, Illinois 60069

(c)	Citizenship:
United States of America

(d)	Title of Class of Securities:
Common Stock, par value $.01 per share

(e)	CUSIP Number:
864591102

Item 3.	If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment advisor in accordance with (S)240.13d-1(b)(1)(ii)E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);
(g)	/ /	A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);
(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	/ /	Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

CUSIP NO. 864591102	Page 4 of 5

Item 4. Ownership

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owed:
489,897*

(b)	Percent of class:

5.1%**

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:
489,897

	(ii)	Shared power to vote or to direct the vote:

0

	(iii)	Sole power to dispose or to direct the disposition of:
489,897

	(iv)	Shared power to dispose or to direct the disposition of:
0

*
Includes 317,460 shares of Common Stock which are issuable upon conversion of 50,000 shares of Series B Convertible Preferred Stock of the Issuer, par value $.01 per share.

**
Based on 9,313,884 shares of the Issuer's Common Stock outstanding as of October 31, 2001.

Item 5. Ownership of Five Percent or Less of a Class

    Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the
              Parent Holding Company

    Not applicable.

Item 8. Identification and Classification of Members of the Group

    Not applicable.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 864591102	Page 5 of 5

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2001
/s/ HARVEY L. MILLER Harvey L. Miller, not individually but solely as trustee of the Harvey L. Miller Trust Dated January 21, 1983

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